Dimensional

June 24, 2020

Via EDGAR

Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Ms. Dubey:

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Ms. Dubey:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 245/247 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the U.S. Sustainability Targeted Value Portfolio (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment. In the “Principal Investment Strategies” section of the Prospectus, please revise the following disclosure to be in plain English:

In assessing a company’s investment characteristics, the Advisor may consider ratios such as recent changes in assets or book value scaled by assets or book value.

Response. The Registrant has revised the disclosure as follows:

In assessing a company’s investment characteristics, the Advisor may consider ratios such as recent changes in assets ~~or book value~~ scaled by assets ~~or book value~~.

2. Comment. In light of the use of the term “sustainability” in the Portfolio’s name, please revise the Portfolio’s 80% policy to reflect that 80% of its net assets will be invested in securities of U.S. sustainable issuers pursuant to Rule 35d-1 under the 1940 Act.

U.S. Securities and Exchange Commission
June 24, 2020

Response. The Registrant respectfully declines to add “sustainability” to the Portfolio’s 80% policy because such adjective refers to a strategy of the Portfolio, rather than a type of investment.  The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainability” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs exclusionary, positive and negative screens as described in the Prospectus for its sustainability strategy. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.”1 If the SEC amends Rule 35d-1 to specifically include sustainability as a term subject to the Names Rule, the Registrant will respond accordingly.

3. Comment. In the “Principal Investment Strategies” section of the Prospectus, please disclose what the term “sustainable” means for the Portfolio’s investments.  Please include a definition of what a sustainable U.S. company is for purposes of the Portfolio’s 80% policy.

Response. As noted above, “sustainability” refers to a strategy of the Portfolio (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Registrant believes, however, that the Portfolio’s strategy to take into account the impact that companies may have on the environment and other sustainability considerations when making investment decisions is appropriately described throughout the Prospectus, including within the “Principal Investment Strategies” section of the Prospectus.

4. Comment. In the “Principal Investment Strategies” section of the Prospectus, please describe the criteria the Portfolio applies to determine whether an issuer is “sustainable.”  Supplementally, please indicate whether the Portfolio will use an index, proprietary screen, or third-party vendor to evaluate whether an issuer is “sustainable.”

Response. The Registrant believes that the “Principal Investment Strategies” section of the Prospectus includes an appropriate summary of the sustainability impacts considerations of the Portfolio as required by Item 4(a) of Form N-1A.  For example, the disclosure notes that the Advisor primarily considers carbon and other greenhouse gas emissions, or potential emissions, in evaluating sustainability impact, but that the Advisor may also consider cluster munitions manufacturing, landmine manufacturing, civilian firearms manufacturing, tobacco, palm oil, coal, child labor and factory farming activities, among other factors.  Additional detail regarding such

1 See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

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June 24, 2020

considerations is provided in the “Additional Information on Investment Objective and Policies—APPLYING THE PORTFOLIO’S SUSTAINABILITY IMPACT CONSIDERATIONS” section of the Prospectus. Further, the Registrant notes that the Portfolio discloses in the “Principal Investment Strategies” section of the Prospectus that the Advisor may engage third-party service providers to provide research and/or ratings information relating to the Portfolio’s sustainability impact considerations with respect to securities in the portfolio, where information is available from such providers.

5. Comment. Please describe the due diligence process used by the Advisor in applying the sustainability impact considerations used to determine whether a company meets the Portfolio’s sustainability impact considerations.

Response. The Registrant believes an appropriate level of detail regarding the Portfolio’s process is provided in “Additional Information on Investment Objective and Policies—APPLYING THE PORTFOLIO’S SUSTAINABILITY IMPACT CONSIDERATIONS” section of the Prospectus.

6. Comment. Please add disclosure to the Prospectus describing the criteria the Portfolio uses to determine that a company is a U.S. company.

Response. The Registrant has revised the relevant disclosure as follows:
The Advisor will consider for investment companies whose market capitalizations are generally smaller than the 500th largest eligible ~~U.S.~~ company within the U.S. Universe.  The Advisor generally defines the U.S. Universe as a portfolio of U.S. operating companies listed on securities exchanges in the United States that are deemed appropriate by the Advisor. As of December 31, 2019, companies smaller than the 500th largest U.S. company fall in the lowest 15% of total U.S. market capitalization. Total market capitalization is based on the market capitalization of eligible ~~U.S.~~ operating companies within the U.S. Universe. ~~listed on a securities exchange in the United States that is deemed appropriate by the Advisor.~~

7. Comment. The “Principal Investment Strategies” section of the Prospectus indicates that the Portfolio can invest in both small and mid-cap companies.   Please add disclosure regarding the risks of investing in mid-cap companies to the “Principal Risks” section of the Prospectus or alternatively, please explain why such disclosure is not necessary.

Response. The Registrant has revised the disclosure accordingly.

8. Comment. Please consider whether the “Principal Risks” section of the Prospectus should contain disclosure regarding the risks of investing in micro-cap issuers.

Response. The Registrant respectfully declines to include such disclosure because it does not believe micro-cap issuers are a principal risk of the Portfolio.

U.S. Securities and Exchange Commission
June 24, 2020

9. Comment. In the “Principal Investment Strategies” section of the Prospectus, please clarify how the Portfolio “adjust[s] market exposure” with respect to its use of futures contracts and options on futures contracts.

Response. The Registrant respectfully declines to revise such disclosure because it believes the disclosure appropriately describes to investors that market exposure is adjusted by purchasing or selling futures contracts and options on futures contracts for U.S. equity securities and indices based on actual or expected cash inflows to or outflows from the Portfolio.

10. Comment. Please remove the following sentence from the “Principal Investment Strategies” section of the Prospectus, as a negative strategy is not a principal strategy:

The Portfolio does not intend to sell futures contracts to establish short positions in individual securities or to use derivatives for purposes of speculation or leveraging investment returns.

Response. The Registrant has removed the disclosure from the “Principal Investment Strategies” section of the Prospectus.

11. Comment. If “sustainability considerations” is one of multiple factors used by the Portfolio to select issuers, please disclose, if accurate, that up to 20% of the Portfolio’s assets could be made in investments that score poorly with respect to the Portfolio’s sustainability considerations.

Response. As noted above in response to Comment 3, “sustainability” refers to a strategy of the Portfolio (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and, accordingly, respectfully declines to revise such disclosure. The Registrant notes, however, that the Portfolio discloses in the “Additional Information on Investment Objective and Policies—APPLYING THE PORTFOLIO’S SUSTAINABILITY IMPACT CONSIDERATIONS” section of the Prospectus that the Advisor will endeavor to consider the sustainability impact of each company when constructing its investment portfolio. However, the Advisor may not be able to assess the sustainability impact of each company eligible for purchase by the Portfolio.

12. Comment. If there is one service provider that provides the Portfolio with research and/or ratings information relating to the Portfolio’s sustainability impact considerations, please identify the service provider in the Prospectus by name.

Response. The Registrant supplementally confirms that the Portfolio utilizes multiple third-party service providers (i.e., more than one) to provide research and/or ratings information relating to the Portfolio’s sustainability impact considerations to support the Advisor’s determination regarding a company’s overall impact score.

13. Comment. The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Portfolio’s disclosure, including

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June 24, 2020

its risk disclosures, should be revised based on how these events may affect the Portfolio and its investments.

Response. The Registrant discloses risks regarding the COVID-19 pandemic, as well as other general market and geopolitical risks, in the “General Market and Geopolitical Risks” section of the statement of additional information (“SAI”).

14. Comment. With respect to the “Sustainability Impact Consideration Investment Risk” under the “Principal Risks” section of the Prospectus, please consider, if the Portfolio uses a third-party data provider, adding disclosure regarding the risk that sustainability scores or selection of sustainable issuers may vary across third party providers.

Response. The Registrant has revised the disclosure accordingly.

15. Comment. Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the Russell 2000® Value Index; however, this is subject to change in the future.

16. Comment. Under the “Additional Information on Investment Objective and Policies—APPLYING THE PORTFOLIO’S SUSTAINABILITY IMPACT CONSIDERATIONS” section of the Prospectus, the Portfolio describes the considerations used to evaluate companies’ impact on the environment and other sustainability considerations. Please summarize these considerations under the “Principal Investment Strategies” section of the Prospectus.

Response. The Registrant believes the disclosure in the “Principal Investment Strategies” section of the Prospectus appropriately summarizes how the Portfolio intends to take into account the impact that companies may have on the environment and other sustainability considerations when making investment decisions for the Portfolio, including by listing eight specific considerations and providing additional detail regarding carbon and other greenhouse gas emissions (i.e., the primary sustainability impact considerations for the Portfolio). The Registrant believes providing individual  summaries of the additional seven considerations is not appropriate for the “Principal Investment Strategies” section of the Prospectus; however, the Registrant has included a cross-reference to the “Additional Information on Investment Objective and Policies—APPLYING THE PORTFOLIO’S SUSTAINABILITY IMPACT CONSIDERATIONS” section of the Prospectus for more information.

17. Comment. Please add disclosure regarding the specific instruments that may be purchased by the Portfolio for temporary defensive purposes.

Response. The Registrant respectfully declines to revise its disclosure and believes its disclosure is responsive to Instruction 6 of Item 9(b) of Form N-1A.  The Registrant notes that

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June 24, 2020

disclosure regarding the specific instruments that the Portfolio may use for temporary defensive purposes is disclosed in the “Cash Management Practices” section of the SAI, as required by Item 16(d) of Form N-1A.

18. Comment.  The disclosure in “Additional Information on Investment Objective and Policies—Portfolio Transactions” section of the Prospectus states that the Portfolio may seek to exclude small companies based on certain investment characteristics, but the Portfolio will attempt to limit the exclusions to no more than 5% of the eligible small cap universe.  Please explain what the eligible small cap universe is.

Response. In the “Principal Investment Strategies” section of the Prospectus, the disclosure notes that the Portfolio will purchase a broad and diverse group of the readily marketable securities of U.S. small and mid-cap companies; however, the Portfolio’s name does not include the term “small-cap,” which would have required the Portfolio to provide a definition of such term in the Prospectus pursuant to Rule 35d-1 under the 1940 Act. Accordingly, the Registrant respectfully declines to revise such disclosure.
19. Comment. Please revise the Portfolio’s disclosure to include all principal risks in the section “Additional Information on Investment Objective and Policies.”

Response.  The Portfolio discloses all of its principal risks in the “Principal Risks” section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the “Principal Risks” section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., “Derivatives Risk”) and will be provided in response to Item 9(c) in the “Additional Information on Investment Objective and Policies” section.

20. Comment. If non-principal risks are disclosed under the “Additional Information on Investment Objective and Policies” section of the Prospectus, please distinguish between the principal and non-principal risks.

Response. The Registrant confirms that the disclosure does not include non-principal risks in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

21. Comment. On page 18 of the Prospectus, under the section “Redemption of Shares—Redemption Procedure,” the Portfolio discloses that for Portfolio shares that were purchased by check, payment of redemption proceeds “may take up to ten days or more.”  Please disclose an upper limit rather than saying ten days or more. The Staff believes the payment of redemption proceeds should take no more time than the time needed to verify that the payment has been, or will be collected.

U.S. Securities and Exchange Commission
June 24, 2020

Response. The Registrant respectfully declines to revise such disclosure and believes the disclosure is responsive to Item 11(c) of Form N-1A.  The Registrant believes providing an upper limit would be speculative but supplementally confirms that the payment of redemption proceeds does not take more time than the time needed to verify that the payment has been, or will be, collected. Further, the Registrant notes that the disclosure clarifies that investors may avoid this delay by submitting a certified check along with the purchase order.

Statement of Additional Information (SAI)

22. Comment. In the “Investment Limitations” section of the SAI, please disclose that the Portfolio will consider the holdings of other investment companies in which it invests when determining compliance with the Portfolio’s concentration policy described under restriction 7.

Response. The Registrant has revised the disclosure accordingly.

23. Comment. Please describe why the Board thinks its leadership structure is appropriate pursuant to Item 17(b)(1) of Form N-1A.

Response. The Registrant has revised the disclosure accordingly.

Part C

24. Comment. Please file a  securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response. The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.